Exhibit 99.17

Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

Jacob Brown

I, Jacob Brown, SME (RM), as an author of this report entitled “Tasiast Mine, Mauritania - National Instrument 43-101 Technical Report” with an effective date of December 31, 2024, prepared for Kinross Gold Corporation, do hereby certify that:

1)	I am Director, Resource and Mine Geology with Kinross Gold Corp. of 25 York Street, 17th floor, Toronto, Ontario.

2)	I am a graduate of University of Northern Colorado, Colorado in 2012 with a Geology Degree, and an MBA in 2024 from the same university.

3)	I am a Registered Member of the Society for Mining and, Metallurgy & Exploration (No. 04293143). I have worked as a geologist for a total of 13 years since my graduation. My relevant experience for the purpose of the Technical Report is:

o	Domestic and international experience across North America, South America and Africa. Experienced in performing and being directly responsible for multidisciplinary teams including open pit mine geology, underground mine geology, resource estimation, exploration, short- and long-range mine planning.

4)	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5)	I have not visited the Tasiast Mine.

6)	I am responsible for Sections 11, 12, 14, and relevant portions of 1, 2, 25, 26, 27 of the Technical Report.

7)	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8)	I have had prior involvement with the property that is the subject of the Technical Report.

9)	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10)	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 27th day of March, 2025

(Signed and Sealed) Jacob Brown

Jacob Brown, SME (RM)